101 Enterprise, Suite 300, Aliso Viejo, CA 92656
September 20, 2010
VIA EDGAR
Laura Crotty
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc. Registration Statement on Form S-3 filed September 2, 2010 File No. 333-169175
Dear Ms. Crotty:
          On behalf of Avanir Pharmaceuticals, Inc. (the “Company,” “we” or “our”), this letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 13, 2010 relating to the above-referenced Registration Statement on Form S-3 filed with the Commission on September 2, 2010 (the “Form S-3”).
          For reference purposes, the text of the Staff’s comments, as set forth in the September 13, 2010 comment letter, has been reproduced herein in italicized text, followed by the Company’s responses.
General
1.	We note that there are outstanding comments on your Form 10-K for the fiscal year ended September 30, 2009 filed November 25, 2009. We will not be in a position to accelerate the effectiveness of your registration statement until all comments on this filing are resolved.
          Response: We note the Staff’s comment and advise the Staff that we submitted a response letter to the Staff’s comment letter, dated August 19, 2010, regarding our Form 10-K and our Definitive Proxy Statement on Schedule 14A on September 17, 2010. We acknowledge that we may not request the acceleration of effectiveness of the Form S-3 until the prior outstanding comments are resolved.

Laura Crotty
September 20, 2010

Description of Subordinated and Senior Debt Securities
          Please revise your disclosure, where appropriate, to include a description of the known terms of the subordinated and senior debt securities being offered pursuant to the registration statement.
          Response: We note the Staff’s comment and respectfully note that we have not appointed a trustee under either form of base indenture filed as an exhibit to the registration statement. Accordingly, we expect that these forms of base indentures may be subject to change based on comments that may come from the trustee at the time of their appointment. In an effort to avoid providing conflicting disclosure between the base prospectus and any prospectus supplement relating to a debt offering, we have chosen not to describe the expected terms of the base indenture with the base prospectus. Rather, we intend to provide a complete description of the debt securities, including a description of the terms of the indenture, with the filing of any prospectus supplement relating to a debt offering.
* * *
     In responding to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
          If you should have any questions concerning the foregoing, please contact the undersigned at (949) 389-6707. Thank you very much for your assistance with this matter.
Sincerely,
/s/ Christine G. Ocampo
Christine G. Ocampo
Vice President, Finance